SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 5)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMDEON CORPORATION
(Name of Subject Company (Issuer))

EMDEON CORPORATION (Issuer)
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
290849108
(CUSIP Number of Class of Securities)

CHARLES A. MELE, ESQ.
EMDEON CORPORATION
669 RIVER DRIVE, CENTER 2
ELMWOOD PARK, NEW JERSEY 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
STEVEN L. GROSSMAN, ESQ.
O’MELVENY & MYERS LLP
1999 AVENUE OF THE STARS, 7TH FLOOR
LOS ANGELES, CALIFORNIA 90067
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$1,680,000,000	$179,760

(1)	Estimated solely for purposes of calculating the filing fee only, based on the purchase of 140,000,000 shares of common stock at the offer price of $12.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$131,075	Filing Party: Emdeon Corporation
	Form or Registration No.:	Schedule TO	Date Filed: October 20, 2006
	Amount Previously Paid:	$48,685	Filing Party: Emdeon Corporation
	Form or Registration No.:	Schedule TO/A	Date Filed: November 14, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on October 27, 2006, Amendment No. 2 to the Tender Offer Statement filed with the Commission on November 13, 2006, Amendment No. 3 to the Tender Offer Statement filed with the Commission on November 14, 2006 and Amendment No. 4 to the Tender Offer Statement filed with the Commission on November 16, 2006 (the “Schedule TO”), relating to the offer by Emdeon Corporation, a Delaware corporation (the “Company”), to purchase up to 140,000,000 shares of its common stock, par value $0.0001 per share, at a price of $12.00 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2006, as amended through the date hereof, including by the Supplement to the Offer to Purchase (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(P) and (a)(1)(B) to the Schedule TO.
      The information in this Amendment is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO as amended prior to the date of this Amendment (including the exhibits thereto), except as specifically stated in this Amendment. Accordingly, you are encouraged to read the information contained in this Amendment in conjunction with the information contained in the Schedule TO as filed on October 20, 2006, Amendment No. 1 as filed on October 27, 2006, Amendment No. 2 as filed on November 13, 2006, Amendment No. 3 as filed on November 14, 2006, and Amendment No. 4 as filed on November 16, 2006, each together with its respective exhibits.
ITEMS 1 through 11.
Items 1 through 11 of the Schedule TO, which incorporate the information contained in the Offer to Purchase; Letter of Transmittal; Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; Letter to Clients; Letter to Stockholders; Letter to Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan; Letter to Participants in the
Porex 401(k) Savings Plan; Letter to Vested Optionholders; Email Communication to Employees; Note to Directors and Executive Officers of Emdeon Corporation regarding Blackout Period with Respect to Trading of Emdeon Securities; and Supplement to the Offer to Purchase that were previously filed with Schedule TO as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(I), (a)(1)(J), (a)(1)(K), (a)(1)(L), (a)(1)(M), (a)(1)(N), and (a)(1)(P), respectively, are being amended and/or supplemented as follows:

As disclosed in Section 11 of the Offer to Purchase, our directors and executive officers indicated to Emdeon the amounts of shares of Emdeon common stock that they each intended, as of October 20, 2006, to either tender into the Offer or to sell in the open market during the pendency of the Offer, depending on certain tax considerations. Our directors and executive officers are subject to certain tax considerations that may cause payment for tendered shares of Emdeon common stock to be taxed as a dividend for them, making tendering generally not an efficient alternative for those individuals. As a result of market conditions, some of our directors and executive officers have not been able to sell the amount of shares of Emdeon common stock that they intended to sell at prices acceptable to them. Since our directors and executive officers are expected to be, as previously disclosed in a Current Report on Form 8-K filed by Emdeon on October 26, 2006, subject to a blackout on most sales after 4:00 P.M. Eastern time on November 29, 2006, some of them may, in fact, sell significantly fewer shares than was originally anticipated. Between October 20, 2006 and the close of trading on November 27, 2006, Martin J. Wygod, Chairman of the Board of Emdeon, sold 24,450 shares of Emdeon common stock in the market and tendered 500,000 shares into the Offer, and Kevin M. Cameron, Chief Executive Officer of Emdeon, did not sell any shares in the market or tender any shares into the Offer. Each of them may, however, sell additional shares in the open market, depending on market conditions.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 27, 2006

EMDEON CORPORATION

By:	/s/ Lewis H. Leicher

	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 20, 2006.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release dated October 20, 2006.

(a)(1)(H)*	Summary Advertisement.

(a)(1)(I)*	Letter to Stockholders dated October 20, 2006.

(a)(1)(J)**	Letter to Participants in the Emdeon 401(k) Savings and Employee Stock Ownership Plan dated October 26, 2006.

(a)(1)(K)**	Letter to Participants in the Porex Corporation 401(k) Savings Plan dated October 26, 2006.

(a)(1)(L)**	Letter to Holders of Option to Purchase Emdeon Common Stock dated October 26, 2006.

(a)(1)(M)**	Email communication to Employees.

(a)(1)(N)	Notice to Directors and Executive Officers of Emdeon Corporation, dated October 26, 2006, regarding Blackout Period with Respect to Trading of Emdeon Securities (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 26, 2006).

(a)(1)(O)***	Press Release dated November 10, 2006.

(a)(1)(P)****	Supplement to the Offer to Purchase dated November 13, 2006.

(a)(1)(Q)****	Form of Communication to Participants in 401(k) Plans.

(a)(5)(A)*	Risk Factors.

(b)	Not Applicable.

(d)(1)	WebMD Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).

(d)(2)	Healtheon Corporation 1996 Stock Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).

(d)(3)	Emdeon Corporation 2000 Long-Term Incentive Plan (incorporated by reference to Annex E to the Proxy Statement/Prospectus, filed on August 14, 2006, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).

(d)(4)	Envoy Stock Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (No. 333-42616) filed July 31, 2000).

(d)(5)	WebMD Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(6)	2003 Non-Qualified Stock Option Plan for Employees of Advanced Business Fulfillment, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

(d)(7)	Registration Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed on November 9, 2005 (amending the Current Report on Form 8-K filed on August 30, 2005)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO on October 20, 2006.

**	Previously filed with Amendment No. 1 to Schedule TO on October 27, 2006

***	Previously filed with Amendment No. 2 to Schedule TO on November 13, 2006

****	Previously filed with Amendment No. 3 to Schedule TO on November 14, 2006

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